Adelphia Recovery Trust

July 2, 2008

Jessica Plowgian

Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Adelphia Recovery Trust Form 10 Staff Comments

Dear Ms. Plowgian:

Adelphia Recovery Trust (the “Trust”) acknowledges, in connection with responding to the Securities and Exchange Commission’s (the “Commission”) comment letter dated May 20, 2008 with respect to the Trust’s filing on Form 10, that

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or others have any questions or would like more information, please do not hesitate to contact Ralph J. Takala, at (860) 668-9728, CVV Trustee of the Trust, or William L. Tolbert, Jr. at (202) 639-6038 or Thomas R. Failor at (312) 840-7414, Jenner & Block LLP, counsel to the Trust.

Sincerely,

/s/ Ralph J. Takala
Ralph J. Takala CVV Trustee

cc:	Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

William L. Tolbert, Jr.
Jenner & Block LLP
Suite 900
1099 New York Avenue, N.W.
Washington, D.C. 20001-4412

July 2, 2008

Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attention: Jessica Plowgian Attorney-Adviser Division of Corporation Finance	William L. Tolbert, Jr. Tel 202 639-6038 Fax 202 661-4986 wtolbert@jenner.com

Dear Ms. Plowgian:

Adelphia Recovery Trust, a Delaware statutory trust (the “Trust”), filed a Form 10 (the “Form 10”) with the Securities and Exchange Commission (the “Commission”) on April 30, 2008, in compliance with Section 12(g) of the Securities Exchange Act of 1934, as amended. This letter, which is being submitted on behalf of the Trust, responds to your letter dated May 20, 2008, relating to comments of the staff of the Commission (the “Staff”) in connection with the above-referenced submission.

In connection with the amendment filing to the Form 10, the Trust will be including financial statements for the first quarter of 2008. In addition, the Trust will be filing the Second Amended and Restated Declaration of Trust, which was executed on June 4, 2008 in connection with Bankruptcy Court’s approval of the Trust’s motion to amend the Declaration.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in the above-referenced letter. We have included hand marked pages reflecting the revisions to the Form 10 described in the responses below.

1.	In your risk factor “Potential conflicts of interest exist among the classes of Interests” on page seven you state that the separate classes of interests could give rise to conflicting interests. Please expand your disclosure regarding this risk to address the nature of the different interests and ways in which such conflicts may occur.

The Trust has expanded the relevant disclosure on page seven of the Form 10 to address the Staff’s comment.

2.	Revise your disclosures with respect to Mr. Takala to disclose his business experience during the last five years. See Item 401(e) of Regulation S-K.

July 2, 2008

SEC Response Letter

The Trust has expanded the relevant disclosure on page 14 of the Form 10 to address the Staff’s comment.

3.	Please revise the table on page 14 to reflect the tabular format and information required by Item 402(c) of Regulation S-K.

The Trust believes that the table on page 14 of the Form 10 should be governed by Item 402(k) of Regulation S-K, as opposed to Item 402(c), because the CVV Trustees act in a capacity more analogous to directors than executive officers.

In addition, the Trust believes that all information required by Item 402(k) was provided in the Form 10. The only compensation paid to, or earned by, the CVV Trustees in 2007 was “fees earned or paid in cash.” The Trust has provided this information in the column under the same heading pursuant to Item 402(k)(2)(ii). Because no other compensation was paid to, or earned by, the CVV Trustees in 2007, all other columns (columns (c)-(g) in the table set forth in Item 402(k)) have been omitted pursuant to Item 402(a)(5) of Regulation S-K, which states that a “column may be omitted if there has been no compensation awarded to, earned by, or paid to any of the named [trustees] required to be reported in that … column in any fiscal year covered by that table.”

4.	Revise to include a description of the pending motion with the United States Bankruptcy Court for the Southern District of New York seeking approval of an amendment to the ART’s Declaration in connection with the private letter ruling from the Internal Revenue Service.

The Trust has included the relevant description on page 20 of the Form 10 to address the Staff’s comment.

5.	Please revise to include the approximate number of holders of each series of Interests of the registrant as of the latest practicable date.

The Trust has expanded the relevant disclosure on page 21 of the Form 10 to address the Staff’s comment.

6.	We note your reliance on Section 1145 of the Bankruptcy Code. Please include the other disclosure required by Item 701 of Regulation S-K.

The Trust has expanded the relevant disclosure on page 21 of the Form 10 to address the Staff’s comment.

7.	We note your statement on page 25 that the Holders do not have any voting rights “except in connection with certain amendments to the Declaration and except for limited rights in connection with the appointment of a successor Institutional Trustee or Delaware Trustee.” Please explain in your response the voting rights

July 2, 2008

SEC Response Letter

Holders have with respect to appointment of successor Institutional or Delaware Trustees.

The Holders have limited rights if an Institutional or Delaware Trustee is removed and a successor Trustee is not appointed and accepts such appointment within 30 days of the removal of the former Trustee. Any Holder who has owned an Interest for at least six months may petition any court of competent jurisdiction to appoint a successor Trustee. The court will then appoint a successor Trustee of its choice to fill the vacancy. Because the Holders’ right to petition a court for appointment of a successor Institutional or Successor Trustee does not constitute a voting right, the Trust prefers to delete the reference to voting rights in connection with the appointment of a successor Institutional or Delaware Trustee unless the Staff objects.

*     *     *     *

We sincerely appreciate your timely consideration of these matters in connection with your review of the Form 10. The Trust believes that it has been fully responsive to the comments of the Staff relating to the Form 10.

If you or others have any questions or would like more information, please do not hesitate to contact William L. Tolbert, Jr. at (202) 639-6038, or Thomas Failor at (312) 840-7414, Jenner & Block LLP, counsel to Adelphia Recovery Trust.

Very truly yours,

/s/ William L. Tolbert, Jr.

William L. Tolbert, Jr.

cc:	Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Ralph J. Takala

CVV Trustee

Adelphia Recovery Trust

25 Fox Mead

Suffield, CT 06078